Exhibit 99.1

Hailiang Education Releases 2019 Chinese New Year Chairman Letter

HANGZHOU, China, Jan 30, 2019 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) ("Hailiang Education" or the "Company"), an education and management service provider of primary, middle, and high schools in the PRC today released a letter to shareholders from the chairman of the Company's board of directors.

Dear Shareholders,

2018 was an exceptional year for Hailiang Education, as demonstrated by the tremendous increase in the number of students enrolled. Hailiang Education continued to enhance its current business model through implementing innovative growth strategies, and has performed considerably well in the 2018 fiscal year ended June 30, 2018. We have substantially grown our revenue and net profit, both of which increased by 37% year-over-year, as we continued to bring considerable return to our shareholders. As of June 30, 2018, the enrollment of our international students grew to 3,860, an increase of 37% from the previous year, and the revenues from our international programs grew significantly to RMB 330 million, an increase of 69% from the previous year, as Hailiang Education continued to strive promoting international education in the PRC. Pursuant to the Strategic Cooperation Agreement entered into by Hailiang Education Group, Hailiang Group, and Hailiang Education Investment Group, each a related party of the Company, we have been implementing our asset-light strategy. As of June 30, 2018, we owned and sponsored 7 affiliated schools, with an aggregate number of 22,110 students; additionally, we managed and operated 16 managed schools, with an aggregate number of 32,574 students. The total number of students that we serve reach approximately 54,684. In addition, we have been providing value-added services, such as study trips, camp education and after-school services, to our students.

We have completed the first half of our 2019 fiscal year ending December 31, 2018. As the traditional Chinese New Year approaches, I am honored to report to our shareholders our achievement in the first half of our 2019 fiscal year and our outlooks for the near future.

The Issuance of the Implementation Rules for the Law for Promoting Private Education (Draft Amendments) (Sent for Deliberation) will Standardize and Advance the Continued Development in Private Education Industry

On August 10, 2018, Ministry of Justice issued the Implementation Rules for the Law for Promoting Private Education (Draft Amendments) that have been sent for further deliberation, in order to standardize the education industry, bring about orderly and healthy growth. Hailiang Education will take this change in regulations as an opportunity to strengthen its foundation and expand its business scale for further advancement.

Dual Mentoring Program Launched to Foster Exceptional Schools, Teachers and Classes

On July 1, 2018, to provide reserve talents for operational and management programs in the future, Hailiang Education launched its “Dual Mentoring Program” titled the “Star Principal Program”, which consists of the Principal Training Program and Principal Reserve Talents Training Program. The “Dual Mentoring Program” aims to train a group of excellent principals who are intellectual, exceptional in school management and business performance, and have great impact within and out of Zhejiang Province, and a group of reserve talent who have strong work ethics, creative and innovative minds, and sophisticated in management, to foster a series of exceptional schools, teachers and classes.

Continued to Foster Cross-Region Development in Diversified Ways and Promote International and Art Education

On July 1, 2018, Hailiang Education started to manage and operate Jinhua Hailiang Foreign Language School and Feicheng Hailiang Foreign Language School. Both schools opened in Sep. 2018, demonstrating Hailiang Education’s continued growth in international education. In September 2018, the enrollments of our international students reached approximately 5,000. In addition, Hailiang Education opened Pate’s Class in Hailiang Foreign Language School, providing students with exceptional British-style education, to further enrich the international education programs.

In 2016, Hailiang Education started operating Hailiang High School of Art in Zhejiang Province. On September 19, 2018, Hailiang Education signed an agreement to acquire 51% equity interest in Zhenjiang Jianghe High School of Art Co., Ltd. located in Jiangsu Province, the second high school specializing in art under Hailiang Education.

Significant Improvement in Education Quality and Academic Performance

Our students have achieved great academic performance in 2018. Hailiang Junior Middle School and Tianma Experimental School achieved outstanding academic results in the senior high school entrance examination. Eight of our students placed in the Top Ten student ranking in Zhuji city, while 166 of our students scored above 700 points out of 770 point  which is considered to be outstanding academic performance. 887 students from our affiliated and managed schools passed the admission cutoff for “first tier universities.” A graduate from Xiantao No 1. Middle School in Hubei Province, a school that we manage and operate, won the highest score in the university entrance examination of the city. 55 students from Hailiang Senior Middle School were awarded third and higher prizes in the National Math, Physics, Chemistry, Biology and Information Technology Competition. Jiaru Shi, also a student from Hailiang Senior Middle School, was awarded the only gold medal in the National Physics Competition of Shaoxing City and received a conditional offer from Peking University. The admissions into prestigious universities reached record high with 175 students from Hailiang Foreign Language School received admission offers from overseas universities, including University College London, Imperial College, King's College London, and others.

Hailiang Education Received Multiple Industry Awards and Maintained Increasing Brand Impact

In the second half of the calendar year 2018, Hailiang Education received multiple awards including, among others, "2018 Annual Brand of China’s Education Group Award” by the Xinhua Education Forum, "2018 Annual Brand Award" by the China Financial Summit Winter Forum, “Best Education Investment Performance of China: Most Influential Education Institute Award” by the First Education Industry Investor’s Day held by i-EDU, and “Top 100 China’s International Digital Schools Award” by Tencent Education.

Hailiang Education expects to firmly root its development in China’s private education industry, persist in providing “distinguished, specialized, internationalized” education, carry out the principle of “everyone is talented, everyone can use their talents”, and better serve our students by providing a high quality education. On behalf of Hailiang Education, I would like to express my sincere gratitude to the students and parents for your trust in us, to the shareholders for your continuous support, and to the board members, management team, teachers and staff for your commitment and effort in the past year.

Ming Wang

Chairman and Chief Executive Officer

Hailiang Education Group Inc.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational services providers in China. The Company focuses closely on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly values the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual classrooms and languages used include Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic or international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

Contacts:

Mr. Litao Qiu

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com